UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41672

Top KingWin Ltd

Room 1304, Building No. 25, Tian’an Headquarters Center

No. 555, North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Top KingWin Ltd, a Cayman Islands exempted company (the “Company”) held an extraordinary general meeting of the holders of the Company’s ordinary shares (the “Meeting”) on August 14, 2025 at 9:00 AM ET at the Company’s headquarters located at Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555, North Panyu Avenue, Donghuan Street, Panyu District, Guangzhou, Guangdong Province, China. Holders of a total of 26,601,328 class A ordinary shares of the Company, par value $0.0025 each (the “Class A Ordinary Shares”) and class B ordinary shares of the Company, par value $0.0025 each (the “Class B Ordinary Shares”), out of a total of 41,213,641 Class A Ordinary Shares and 189,434 Class B Ordinary Shares issued and outstanding and entitled to vote at the Meeting, voted at the Meeting, and the quorum for the transaction of business was present at the Meeting. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to forty votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	It is resolved, as an ordinary resolution, that (a) with the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion, every twenty-five (25) issued and unissued class A ordinary shares of par value USD0.0025 each in the share capital of the Company be consolidated into one (1) consolidated class A ordinary share of par value USD0.0625 each and every twenty-five (25) issued and unissued class B ordinary shares of par value USD0.0025 each in the share capital of the Company be consolidated into one (1) consolidated class B ordinary share of par value USD0.0625 each, so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD31,250,000 divided into 10,000,000,000 class A ordinary shares of par value USD0.0025 each and 2,500,000,000 class B ordinary shares of par value USD0.0025 each into USD31,250,000 divided into 400,000,000 class A ordinary shares of par value USD0.0625 each and 100,000,000 class B ordinary shares of par value USD0.0625 each (together with 1(b), the “Share Consolidation”).

The shareholders approved the proposal.

For	Against	Abstain	Total
33,968,419	20,835	0	33,989,254

(b) no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares.

The shareholders approved the proposal.

For	Against	Abstain	Total
33,970,339	18,915	0	33,989,254

2.	It is resolved as a special resolution, subject to approval by the shareholders of Resolution 1 (the Share Consolidation), with effect from the effective date of the Share Consolidation and conditional upon the approval of the effective date of the Share Consolidation by the Board, the third amended and restated memorandum and articles of association (the “Amended M&AA”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to reflect, inter alias, the Share Consolidation with effect from the effective date of the Share Consolidation.

The shareholders approved the proposal.

For	Against	Abstain	Total
33,968,419	20,835	0	33,989,254

3.	It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation and the adoption of the Amended M&AA, including but not limited to, determining the exact effective date of the Share Consolidation and making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation; and the Company’s transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

The shareholders approved the proposal.

For	Against	Abstain	Total
33,968,439	20,815	0	33,989,254

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 15, 2025

TOP KINGWIN LTD

By:	/s/ Ruilin Xu
Name:	Ruilin Xu
Title:	Chief Executive Officer

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